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                                                                   EXHIBIT 99.10

                                FIRST AMENDMENT
                                     TO THE
                              MAGMA COPPER COMPANY
                  SPECIAL EXECUTIVE SUPPLEMENTAL BENEFIT PLAN

          Effective August 1, 1990, Magma Copper Company (the "Company") adopted the MAGMA COPPER COMPANY SPECIAL EXECUTIVE SUPPLEMENTAL BENEFIT PLAN (the "Plan"). The Plan was amended and restated, effective May 1, 1995. Contingent on the approval of three-fourths of the participants participating in the Plan as of the effective date of this Amendment, as required by section 11.1 of the Plan, the Plan is hereby further amended effective November 30, 1995, as follows:

1. This First Amendment shall amend only those provisions secifically mentioned herein, and those provisions not so mentioned shall remain in full force and effect.

2. Section 2.1(h) is hereby amended in its entirety and replaced with the following:

     (h) "Compensation"- All wages, salaries, cash bonuses and other amounts of cash compensation paid to the Participant during the Plan Year, excluding any compensation consisting of awards under any Magma Copper Company Stock Option and Stock Award Plan, the 1993 Magma Copper Company Long-Term Incentive Plan (or any successor long-term incentive plan) and the exercise of any grant, option or right thereunder, and any additional compensation paid pursuant to an Employment Agreement between a Participant and the Company providing for such additional compensation following a "Change in Control" (as defined therein) by reason of the occurrence of a "Termination Event" (as defined therein) due to a cause other than "Good Reason" (as defined therein). "Compensation" shall also include compensation deferred by a Participant under the Deferred Compensation Plan and under the Salaried Savings Plan of Magma Copper Company, and amounts contributed by the Employer pursuant to a salary reduction agreement that are not includable in gross income of the Participant by reason of section 125 of the Code, but shall not include any other contributions or any benefits under any "employee benefit plan," as defined in the Act, sponsored by the Company or an Affiliate.

3. Section 7.4 of the Plan is hereby amended by substituting the following paragraph for the first paragraph under such section:

In the event that a Participant is "terminated" within two (2) years following a Change in Control as described in Section 2. 1, the Participant shall be entitled to the distribution of a benefit in accordance with the provisions of Articles IV, V, or VI, provided, however, that the benefits to be distributed to such Participant shall equal the benefits promised under the Plan
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to which the Participant would be entitled upon his normal retirement under the
Retirement Plan.

4. Section 11.1 of the Plan is hereby amended by adding the following sentence as the last sentence of the section:

Notwithstanding any provisions of this section to the contrary, following a Change in Control, Article VI of this Plan, and this sentence, cannot be amended without obtaining the consent of three-fourths (3/4) of the Participants, as provided above, nor can the medical benefit provided pursuant to Article VI be terminated, as such benefits shall be accrued hereunder as of the date of the Change in Control. Notwithstanding anything in this section to the contrary, the Participant must meet all eligibility requirements for obtaining such benefits.


Dated: __________, 1995                  MAGMA COPPER COMPANY

                                         By:__________________
                                         Title:_______________

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